SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments
Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

             21Vianet Group, Inc.
(Name of Issuer)

   Class A Ordinary Shares, par value US$0.00001 per share
(Title of Class of Securities)

       G91458 102
(CUSIP Number)

        December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

Page 1 of 6 Pages

13G

CUSIP No. G91458 102                                                                    Page 2 of 6 Pages

1)	NAME OF REPORTING PERSONS SMC Synapse Partners Limited
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 18,004,200 Ordinary Shares
		6)	SHARED VOTING POWER None
		7)	SOLE DISPOSITIVE POWER 18,004,200 Ordinary Shares
		8)	SHARED DISPOSITIVE POWER None
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,004,200 Ordinary Shares1
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12)	TYPE OF REPORTING PERSON CO

CUSIP No. G91458 102                                                                    Page 3 of 6 Pages

1)	NAME OF REPORTING PERSONS Yoshihisa Ueno
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Japanese
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 18,004,200 Ordinary Shares
		6)	SHARED VOTING POWER None
		7)	SOLE DISPOSITIVE POWER 18,004,200 Ordinary Shares
		8)	SHARED DISPOSITIVE POWER None
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,004,200 Ordinary Shares2
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12)	TYPE OF REPORTING PERSON IN

Schedule 13G

Item 1(a).	Name of Issuer:

21Vianet Group, Inc.

Item 1(b).               Address of Issuer’s Principal Executive Offices:

M5, 1 Jiuxianqiao East Road
Chaoyang District
Beijing 100016, The People’s Republic of China

Item 2(a).               Name of Persons Filing:

SMC Synapse Partners Limited
Yoshihisa Ueno

Mr. Ueno is the sole director of SMC Synapse Partners Limited and holds of all the voting ordinary shares in SMC Synapse Partners Limited.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

SMC Synapse Partners Limited P. O. Box 957, Offshore Incorporations Cente Road Town, Tortola, British Virgin Islands Yoshihisa Ueno 23F Chinachem Johnston Plaza, 1780186 Johnston Road Hong Kong

Item 2(c).	Citizenship:

SMC Synapse Partners Limited: British Virgin Islands

Yoshihisa Ueno: Japanese

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value US$0.00001 per share

Item 2(e).	CUSIP Number:

G91458 102

Item 3.                    If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

The reporting persons own Class B Ordinary Shares, which are convertible on a one-for one basis into Class A Ordinary Shares at the option of the holder or upon transfer to a person or entity unaffiliated with the holder.  The rights of holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (described above) and voting rights.  Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.  Six Ordinary Shares are the economic equivalent of one American Depository Share.

The shares owned by the reporting persons are owned directly by SMC Synapse Partners Limited, of which Mr. Ueno is the sole director and holds all of the voting power.

(a)	Amount beneficially owned: 18,004,200 Ordinary Shares

(b)	Percent of class: 5.5%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 18,004,200 Ordinary Shares

(ii)	Shared power to vote or to direct the vote: None

(iii)	Sole power to dispose or to direct the disposition of: 18,004,200 Ordinary Shares

(iv)	Shared power to dispose or to direct the disposition of: None

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

1 Represents Class B Ordinary Shares of the Issuer (the “Class B Ordinary Shares”), which are convertible on a one-for-one basis into Class A Ordinary Shares of the Issuer (the “Class A Ordinary Shares, and together with the Class B Ordinary Shares, the “Ordinary Shares”) at the option of the holder or upon transfer to a person or entity unaffiliated with the holder.

2 Represents Class B Ordinary Shares of the Issuer (the “Class B Ordinary Shares”), which are convertible on a one-for-one basis into Class A Ordinary Shares of the Issuer (the “Class A Ordinary Shares, and together with the Class B Ordinary Shares, the “Ordinary Shares”) at the option of the holder or upon transfer to a person or entity unaffiliated with the holder.

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SMC Synapse Partners Limited:

By: /s/ Yoshihisa Ueno
Name:  Yoshihisa Ueno
Title:  Director
Date:  February 14, 2012

/s/ Yoshihisa Ueno
Name:  Yoshihisa Ueno
Date:  February 14, 2012